                         SECURITIES AND EXCHANGE COMMISSION
                              Washington, D.C.  20549

                                     FORM 11-K

(Mark One)
/X/ Annual Report Pursuant to Section 15(d) of the Securities
    Exchange Act of 1934

    For the fiscal year ended December 31, 1997

/ / Transition Report Pursuant to Section 15(d) of the Securities
    Exchange Act of 1934

    For the transition period from _____ to ____


Commission File Number: 0-20842


A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

    TRO LEARNING, INC. SAVINGS/RETIREMENT PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

    TRO Learning, Inc.
    1721 Moon Lake Boulevard
    Suite 555
    Hoffman Estates, IL  60194


This document contains 17 pages.

                                       INDEX

     Report of Independent Public Accountants.........................3

     Statements of Net Assets Available For Benefits
       as of December 31, 1997 and 1996...............................4

     Statement of Changes in Net Assets Available For
       Benefits, With Fund Information, for the year
       ended December 31, 1997......................................5-6

     Statement of Changes in Net Assets Available For
       Benefits, With Fund Information, for the year
       ended December 31, 1996......................................7-8

     Notes To Financial Statements.................................9-13

     Item 27a - Schedule of Assets Held For Investment
       Purposes as of December 31, 1997..............................14

     Item 27d - Schedule of Reportable Transactions for
       the year ended December 31, 1997..............................15

     Consent of Independent Public Accountants.......................16

     Signatures......................................................17

                      REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Plan Administrator of the
TRO Learning, Inc. Savings/Retirement Plan:

We have audited the accompanying statements of net assets available for benefits of the TRO LEARNING, INC. SAVINGS/RETIREMENT PLAN as of December 31, 1997 and 1996, and the related statements of changes in net assets available for benefits for the years then ended. In our report dated September 24, 1997, we expressed a disclaimer of opinion on the December 31, 1996, statement of net assets because the plan administrator, as permitted by the Department of Labor's Rules and Regulations, instructed us not to audit the information certified by the trustee. This report on the December 31, 1996, statement of net assets reflects having performed sufficient audit procedures to render an opinion on the December 31, 1996, statement of net assets. Accordingly, our present opinion on the 1996 financial statements, as presented herein, is unqualified. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 1997 and 1996, and the changes in net assets available for benefits for the years then ended.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes and reportable transactions are presented for purposes of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The fund information in the statements of net assets available for benefits is presented for purposes of additional analysis rather than to present the net assets available for benefits and changes in net assets available for Plan benefits of each fund. The supplemental schedules and fund information have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

The schedule of assets held for investment purposes that accompanies the Plan's financial statements does not disclose the historical cost of certain plan assets held by the Plan's asset custodian. Disclosure of this information is required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.


ARTHUR ANDERSEN LLP

Chicago, Illinois
June 10, 1998
                                          3

                                  TRO LEARNING, INC.
                               SAVINGS/RETIREMENT PLAN


                   STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

                           As of December 31, 1997 and 1996

              Employer Identification Number 41-1646390, Plan Number 001


                                                           1997            1996
INVESTMENTS, at fair market value (Note 1):
     Scudder Cash Investment Trust                      $  223,374    $  363,689
     Scudder Income Fund                                   241,678       182,810
     Scudder Growth & Income Fund                        1,389,224       929,221
     Scudder Large Company Value Fund                      804,773       650,615
     Scudder Global Fund                                   449,607       407,052
     Scudder Global Discovery Fund                         288,566       246,453
     Scudder International Fund                             53,215        23,815
     Scudder Managed Retirement Trust                        -           165,835
     TRO Learning, Inc. Company Stock                      285,203       429,501
     American Century Ultra Fund                           399,740       238,641
     Pathway Series--Balanced Fund                         174,827         -
     Participant loans                                      80,613        86,781
                                                        ----------    ----------
NET ASSETS AVAILABLE FOR BENEFITS                       $4,390,820    $3,724,413
                                                        ----------    ----------
                                                        ----------    ----------

The accompanying notes are an integral part of these financial statements.

                                  TRO LEARNING, INC.
                               SAVINGS/RETIREMENT PLAN


STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS, WITH FUND INFORMATION

                         For the Year Ended December 31, 1997

              Employer Identification Number 41-1646390, Plan Number 001



                                                                                            Scudder
                                                Scudder                      Scudder         Large
                                                 Cash          Scudder       Growth &       Company
                                              Investment       Income        Income          Value
                                                 Trust          Fund          Fund           Fund
ADDITIONS:
  Participant contributions                   $  90,404        $53,730     $  257,869      $ 171,482
  Net appreciation (depreciation)
       in fair value of investments                 -            4,822        176,422        168,268
  Interest and dividend income                   18,174         13,828        135,154         59,556
                                               --------       --------     ----------       --------
          Total additions                       108,578         72,380        569,445        399,306

DEDUCTIONS:
  Benefits paid                                 (77,082)        (2,593)      (217,502)      (227,974)

OTHER ADDITIONS (DEDUCTIONS):
  Interfund transfers                          (165,504)        (9,816)        98,291        (14,217)
  Loan withdrawals                               (6,895)        (3,475)        (3,833)       (12,543)
  Loan principal payments                           588          2,372         13,602          9,586
                                               --------       --------     ----------       --------
          Net increase (decrease) in
             net assets                        (140,315)        58,868        460,003        154,158

BALANCE, December 31, 1996                      363,689        182,810        929,221        650,615
                                               --------       --------     ----------       --------
BALANCE, December 31, 1997                     $223,374       $241,678     $1,389,224       $804,773
                                               --------       --------     ----------       --------
                                               --------       --------     ----------       --------



                                                              Scudder
                                               Scudder         Global        Scudder
                                                Global       Discovery    International
                                                 Fund          Fund           Fund
ADDITIONS:
  Participant contributions                   $ 113,708      $  63,420     $   26,169
  Net appreciation (depreciation)
       in fair value of investments               4,342          1,789         (2,860)
  Interest and dividend income                   78,081         27,447          5,829
                                               --------       --------       --------
          Total additions                       196,131         92,656         29,138

DEDUCTIONS:
  Benefits paid                                (146,494)       (35,887)         -

OTHER ADDITIONS (DEDUCTIONS):
  Interfund transfers                            (8,500)       (16,897)          (817)
  Loan withdrawals                               (3,517)        (1,079)         -
  Loan principal payments                         4,935          3,320          1,079
                                               --------       --------       --------
          Net increase (decrease) in
             net assets                          42,555         42,113         29,400

BALANCE, December 31, 1996                      407,052        246,453         23,815
                                               --------       --------       --------
BALANCE, December 31, 1997                    $ 449,607      $ 288,566      $  53,215
                                               --------       --------       --------
                                               --------       --------       --------


                The accompanying notes to financial statements are an
                           integral part of this statement.

                                  TRO LEARNING, INC.
                               SAVINGS/RETIREMENT PLAN


STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS, WITH FUND INFORMATION

                         For the Year Ended December 31, 1997

              Employer Identification Number 41-1646390, Plan Number 001

                                                           TRO
                                          Scudder       Learning,       American       Pathway
                                          Managed          Inc.         Century       Series--
                                         Retirement      Company         Ultra        Balanced     Participant
                                           Trust          Stock          Fund           Fund           Loans         Total
ADDITIONS:
   Participant contributions             $  11,304      $ 101,732      $ 111,313      $  48,547        $ -         $1,049,678
   Net appreciation (depreciation)
     in fair value of investments            2,523       (272,132)       (34,831)        10,580          -             58,923
   Interest and dividend income                 12          1,274         80,273          7,830          -            427,458
                                          --------       --------       --------       --------        -------     ----------
        Total additions                     13,839       (169,126)       156,755         66,957          -          1,536,059

DEDUCTIONS:
   Benefits paid                               (25)       (38,147)       (95,270)       (26,458)        (2,220)      (869,652)

OTHER ADDITIONS (DEDUCTIONS):
   Interfund transfers                    (179,835)        58,925        100,836        137,534          -              -
   Loan withdrawals                          -              -             (6,912)        (3,846)        42,100          -
   Loan principal payments                     186          4,050          5,690            640        (46,048)         -
                                          --------       --------       --------       --------        -------     ----------
        Net increase (decrease)
          in net assets                   (165,835)      (144,298)       161,099        174,827         (6,168)       666,407

BALANCE, December 31, 1996                 165,835        429,501        238,641          -             86,781      3,724,413
                                          --------       --------       --------       --------        -------     ----------
BALANCE, December 31, 1997               $   -          $ 285,203      $ 399,740      $ 174,827       $ 80,613     $4,390,820
                                          --------       --------       --------       --------        -------     ----------
                                          --------       --------       --------       --------        -------     ----------



                The accompanying notes to financial statements are an
                           integral part of this statement.

                                  TRO LEARNING, INC.
                               SAVINGS/RETIREMENT PLAN


             STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS,
                                WITH FUND INFORMATION

                         For the Year Ended December 31, 1996

              Employer Identification Number 41-1646390, Plan Number 001

                                                                                        Scudder
                                             Scudder                     Scudder         Large                       Scudder
                                               Cash       Scudder        Growth         Company        Scudder        Global
                                           Investment     Income        & Income         Value         Global       Discovery
                                              Trust        Fund            Fund           Fund          Fund           Fund
ADDITIONS:
   Participant contributions                $ 62,521     $ 34,180      $ 189,264       $145,797       $ 79,471       $ 43,105
   Net appreciation (depreciation) in
     fair value of investments                 -           (6,085)       109,830         28,039         24,506         29,557
   Interest and dividend income               14,933       12,323         58,255         70,723         24,279         11,914
                                            --------     --------       --------       --------       --------       --------
        Total additions                       77,454       40,418        357,349        244,559        128,256         84,576

DEDUCTIONS:
   Benefits paid                              (4,270)     (19,694)      (163,704)       (24,739)       (58,040)       (39,365)

OTHER ADDITIONS (DEDUCTIONS):
   Interfund transfers                       (70,330)      (5,689)        97,714        (16,102)       (49,796)        (4,585)
   Loan withdrawals                          (13,138)     (10,873)       (14,944)       (12,470)       (10,460)        (3,481)
   Loan principal payments                       932        6,572          9,773         12,748          3,198          1,168
                                            --------     --------       --------       --------       --------      ---------
        Net increase (decrease) in
           net assets                         (9,352)      10,734        286,188        203,996         13,158         38,313

BALANCE, December 31, 1995                   373,041      172,076        643,033        446,619        393,894        208,140
                                            --------     --------       --------       --------       --------       --------
BALANCE, December 31, 1996                  $363,689     $182,810      $ 929,221       $650,615       $407,052       $246,453
                                            --------     --------       --------       --------       --------       --------
                                            --------     --------       --------       --------       --------       --------


                The accompanying notes to financial statements are an
                           integral part of this statement.

                                  TRO LEARNING, INC.
                               SAVINGS/RETIREMENT PLAN


             STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS,
                                WITH FUND INFORMATION

                         For the Year Ended December 31, 1996

              Employer Identification Number 41-1646390, Plan Number 001



                                                                          TRO
                                                          Scudder      Learning,      American
                                            Scudder       Managed         Inc.        Century
                                         International   Retirement     Company        Ultra        Participant
                                             Fund          Trust         Stock         Fund             Loans        Total
ADDITIONS:
   Participant contributions               $  23,987      $  54,448    $  73,780      $  55,445      $   -         $  761,998
   Net appreciation (depreciation) in
     fair value of investments                 3,187         18,853     (104,285)        38,361          -            141,963
Interest and dividend income                   1,441             30          551         16,509          -            210,958
                                             -------       --------     --------       --------        -------     ----------
        Total additions                       28,615         73,331      (29,954)       110,315          -          1,114,919

DEDUCTIONS:
   Benefits paid                             (15,674)       (38,139)      (1,470)          (362)         -           (365,457)

OTHER ADDITIONS (DEDUCTIONS):
   Interfund transfers                       (14,849)        54,600       51,367        (42,330)         -             -
   Loan withdrawals                           (1,410)        (1,135)       -             (1,410)        69,321         -
   Loan principal payments                       387            215        3,269            516        (38,778)        -
                                             -------        -------     --------       --------        -------     ----------
        Net increase (decrease) in
          net assets                          (2,931)        88,872       23,212         66,729         30,543        749,462

BALANCE, December 31, 1995                    26,746         76,963      406,289        171,912         56,238      2,974,951
                                             -------       --------     --------       --------        -------     ----------
BALANCE, December 31, 1996                 $  23,815      $ 165,835    $ 429,501      $ 238,641      $  86,781     $3,724,413
                                             -------       --------     --------       --------        -------     ----------
                                             -------       --------     --------       --------        -------     ----------


                The accompanying notes to financial statements are an
                           integral part of this statement.

                                  TRO LEARNING, INC.
                               SAVINGS/RETIREMENT PLAN

                            NOTES TO FINANCIAL STATEMENTS

                              December 31, 1997 and 1996

              Employer Identification Number 41-1646390, Plan Number 001

1.   DESCRIPTION OF PLAN

     A brief description of the TRO Learning, Inc. (the "Company") Savings/Retirement Plan (the "Plan") is provided for general informational purposes only. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

     General

     The Plan is a defined contribution plan covering all eligible employees of the Company. Employees of the Company must complete 90 days of service to be eligible to participate. The Company employs Scudder Trust Company as the Plan's investment manager, asset custodian and record keeper.

     The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"), as amended.

     Contributions

     Participants may defer the lesser of $9,500 or 20% of their compensation. These contributions are deducted from participants' salaries before income taxes are withheld. The Company may also make contributions to the Plan at its discretion. Any such amount must be designated by Company resolution. There were no Company contributions in 1997 or 1996.

     Participant Accounts

     Individual participant accounts are maintained by Scudder Trust Company, investment manager and record keeper. Each participant's account is credited with the participant's contribution and an allocation of the Company's contribution and Plan earnings. Allocations, when applicable, are determined by the Company. Forfeitures are used to reduce future contributions made by the Company.

     Vesting

     Participants are immediately vested in their salary deferral contribution accounts plus actual earnings thereon.

     Vesting in the discretionary Company contribution account is based on the following schedule:

                                                    Vested
                    Years of Service               Percentage
                    Less than 1 year                    0%
                    1 year but less than 2             20
                    2 years but less than 3            40
                    3 years but less than 4            60
                    4 years but less than 5            80
                    5 years or more                   100
                                                  -------
                                                  -------

     A participant will also become fully vested upon permanent disability or attainment of normal or early retirement as defined in the Plan.

     Benefit Payments

     Upon termination, participants receive lump-sum distributions of the vested amounts in their accounts, less any outstanding loans at the time of termination. If participants elect not to receive their distributions immediately after termination, interest and dividends continue to accrue on their employee contribution balances until final distribution.

     Loans

     Participants may borrow from the Plan, as defined in the Plan agreement and subject to appropriate limitations. The rate of interest will be the current prime rate plus 1%. The terms of all such loans are set by the Company and the maximum payment term is generally five years.

     Investment Options

     For the 1997 Plan year, there are 10 different investment options included in the Plan. In addition to 9 mutual funds, participants also have the option to allocate a portion of their contributions to Company stock. Per the Plan agreement, a maximum of 30% of employee contributions can be allocated to Company stock. Plan participants direct the investment of their accounts into these ten options. The options are as follows:

          Scudder Cash Investment Trust--Cash Investment Trust is like a money market account. Assets invested in this fund are not at risk as the per share cost remains constant.

          Scudder Income Fund--Income Fund seeks to provide a high level of current income by investing primarily in bonds. Intended for the investor who desires flexibility, higher than money market rates of interest and who can accept some principal fluctuation.

          Scudder Growth & Income Fund--Growth & Income Fund seeks to provide long-term growth of capital, current income and growth of income. Intended for the conservative, growth-oriented investor who can accept a moderate degree of risk.

          Scudder Large Company Value Fund--Large Company Value Fund seeks maximum long-term growth of capital through a broad and flexible investment strategy. This fund is intended for the investor willing to accept above-average risk for potential of above-average growth.

          Scudder Global Fund--Global Fund seeks long-term capital growth through investments in economic securities of mainly large, established companies which are expected to derive the greatest benefits from global economic trends. This fund is designed for long-term investors who can accept risks of international volatility and fluctuating foreign exchange rates.

          Scudder Global Discovery Fund--Global Discovery Fund seeks above-average, long-term growth of capital by investing in small companies with strong growth potential worldwide. Intended for the investor who can assume a greater risk in return for potentially greater rewards. This fund should be considered as a complement to a portfolio that also holds other types of funds.

          Scudder International Fund--International Fund focuses on long-term capital growth and international diversification. This fund invests in foreign stocks and bonds.

          Scudder Managed Retirement Trust--Managed Retirement Trust spreads assets among several funds with different objectives. Investments are selected to complement one another so that they work together in an integrated fashion. Intended for the investor who wants a good measure of income and growth with less fluctuation than stock or bond funds. Effective March 1, 1997, the fund name changed to Scudder Pathway Series Portfolio.

          TRO Learning, Inc. Company Stock--The Company is a publicly held international training and education company with annual revenues of more than $40 million. Trading on the national market system under the NASDAQ symbol TUTR, the Company is a leading developer and marketer of microcomputer-based, interactive, self-paced instructional systems used in a wide variety of training and educational settings.

          American Century Ultra Fund--The fund seeks capital growth and typically invests at least 90% of assets in equity securities selected for their appreciation potential. The majority of these securities are common stocks issued by midcap companies that meet management's standards for earnings and revenue trends. The fund may purchase securities only of companies that have operated continuously for three or more years.

     Trustees

     The trustees of the Plan during 1997: William R. Roach, Andrew Peterson and Patricia Hawver, officers of the Company. The trustees of the Plan during 1996: William R. Roach and Sharon Fierro, officers for the Company.

2.   SUMMARY OF ACCOUNTING POLICIES

     Basis of Accounting

     The accompanying financial statements have been prepared using the accrual basis of accounting.

     Use of Estimates

     The preparation of the financial statements in conformity with generally accepted accounting principles requires the Plan's management to use estimates and assumptions that affect the accompanying financial statements and disclosures. Actual results could differ from these estimates.

     Valuation of Investments

     Investments are stated at market value, as determined by the investment manager/record keeper. The increase (decrease) in unrealized appreciation (depreciation) of investments and realized gain (loss) on sale of investments are determined based on an average cost basis of the assets. The average cost basis is composed of the market values of assets: (a) on hand at the beginning of the year rather than the original cost at the time of purchase and (b) values on the date of purchase during the year.

     Administrative Expenses

     All administrative expenses are paid by the Company. Therefore, Plan assets are not required to cover administrative expenses unpaid at year-end nor are they needed to reimburse the Company for expenses paid by them prior to year-end.

3.   PLAN TERMINATION

     Although it has not expressed any intent to do so, the Company has the right under the Plan to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts, and the Plan assets remaining in the trust after payment of all applicable expenses shall be distributed to the participants or their beneficiaries.

4.   TAX STATUS

     The Plan obtained its latest determination letter on January 12, 1996, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the requirements of the Internal Revenue Code. The plan administrator believes that the Plan is currently designed and is being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, the plan administrator believes that the Plan was qualified and the related trust was tax-exempt as of the financial statement dates.

5.   RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

     As of December 31, 1997 and 1996, the Plan had approximately $126,546 and $0, respectively, of pending distributions to participants who elected to withdraw from the Plan. These amounts are recorded as a liability in the Plan's Form 5500; however, these amounts are not recorded as a liability in the accompanying statements of net assets available for benefits in accordance with generally accepted accounting principles.

     The following table reconciles net assets available for benefits per the financial statements to the Form 5500 as filed by the Company for the years ended December 31, 1997 and 1996:

                               Benefits                  Net Assets Available
                             Payable to      Benefits     for Plan Benefits
                             Participants      Paid       1997           1996
Per financial statements     $  -           $869,652   $4,390,820   $3,724,413
1997 amounts pending
  distribution to
  participants                126,546        126,546     (126,546)       -
1996 amounts pending
  distribution to
  participants                  -              -            -            -
                             --------       --------   ----------   ----------
Per Form 5500                $126,546       $996,198   $4,264,274   $3,724,413
                             --------       --------   ----------   ----------
                             --------       --------   ----------   ----------

6.   RECLASSIFICATION

     Certain information in the accompanying statement of changes in net assets available for benefits, with fund information as of December 31, 1996, and for the year then ended, has been reclassified with the December 31, 1997, presentation.

                                                                   Schedule I

                                  TRO LEARNING, INC.
                               SAVINGS/RETIREMENT PLAN


              ITEM 27a--SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES

                               As of December 31, 1997

              Employer Identification Number 41-1646390, Plan Number 001

                                                                        Market
            Description of Investment               Cost (1)            Value
*Scudder Mutual Funds-
   Cash Investment Trust                              $  -          $  223,374
   Income Fund                                           -             241,678
   Growth & Income Fund                                  -           1,389,224
   Large Company Value Fund                              -             804,773
   Global Fund                                           -             449,607
   Global Discovery Fund                                 -             288,566
   International Fund                                    -              53,215
   Managed Retirement Trust                              -               -
   American Century Ultra Fund                           -             399,740
   Pathway Series--Balanced Fund                         -             174,827
  *TRO Learning, Inc. Company Stock                      -             285,203
Participant loans**                                      -              80,613
                                                      ------        ----------
                                                      $  -          $4,390,820
                                                      ------        ----------
                                                      ------        ----------



                            *Represents party-in-interest.

                          **Participant loan interest rates-
                             Highest--8%
                             Lowest--7%


          (1) Historical cost information could not be obtained from the Plan's trustee.



            The accompanying notes are an integral part of this schedule.

                                  TRO LEARNING, INC.
                               SAVINGS/RETIREMENT PLAN


                  ITEM 27d--SCHEDULE OF REPORTABLE TRANSACTIONS (1)

                         For the Year Ended December 31, 1997

              Employer Identification Number 41-1646390, Plan Number 001


                                                                            (2)
                                          Purchases                        Sales
                                          Purchase        Selling         Cost of      Net Gain
                 Description                Price          Price           Asset        (Loss)
*Scudder Mutual Funds-
   Cash Investment Trust                  $589,875       $742,057       $   -         $    -
   Growth & Income Fund                    418,636        279,978           -              -
   Large Company Value Fund                180,849        251,559           -              -
   Global Fund                             160,965        202,251           -              -
   Managed Retirement Trust                 11,304        179,860           -              -
*TRO Learning, Inc. Company Stock          828,930        706,420           -              -
 American Century Ultra Fund               978,913        862,034           -              -
 Pathway Series--Balanced Fund             186,280         26,457           -              -
                                           -------        -------        -------        -------
                                           -------        -------        -------        -------


                      *Represents party-in-interest transaction.


     (1) Represents transactions or a series of transactions in excess of 5% of the fair value of plan assets at the beginning of the year.
     (2) Historical cost information could not be obtained from the Plan's trustee.

             The accompanying notes are an integral part of this schedule.

                      CONSENT OF INDEPENDENT PUBLIC ACCOUNTANTS


As independent public accountants, we hereby consent to the use of our report included in the registration statement and to the incorporation by reference in the registration statement of our report dated June 10, 1998, included in the TRO Learning, Inc.'s Form 11-K for the year ended December 31, 1997, and to all references to our firm included in the registration statement.




ARTHUR ANDERSEN LLP

Chicago, Illinois
June 10, 1998

                                      SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized on June 25, 1998.

TRO LEARNING, INC. SAVINGS/RETIREMENT PLAN

By: /s/Andrew N. Peterson
    ----------------------
    Trustee